                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                   FORM 11-K

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended...........December 31, 2000

                                       OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

           For the transition period from...........to...........
           Commission file number ...............................

           A.   FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN
                       (Full title of the Plan)

           B.   FMC CORPORATION
                200 East Randolph Drive, Chicago, Illinois 60601
                       (Name and Address of Issuer)



       SIGNATURES
       ----------

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     FMC PUERTO RICO SAVINGS AND
                                     INVESTMENT PLAN


                                     By /s/ Steven H. Shapiro
                                        -----------------------------
                                        Associate General Counsel and
                                        Assistant Secretary

       Dated: July 6, 2001

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN




TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                        Page(s)
                                                                        ------
Independent Auditors' Report..................................               1

Financial Statements:

  Statements of Net Assets Available for Benefits.............               2

  Statements of Changes in Net Assets Available for Benefits..               3

  Notes to Financial Statements...............................             4-9
                                                                Schedule
                                                                --------

Schedule of Assets Held for Investment Purposes...............      1       10

                         Independent Auditors' Report
                         ----------------------------


The Employee Welfare Benefits Plan
Committee of FMC Corporation:

We have audited the accompanying statements of net assets available for benefits of the FMC Puerto Rico Savings and Investment Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP


Chicago, Illinois
June 28, 2001

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999



                                                       2000           1999
                                                   ----------     ----------
  Assets:

    Investments, at fair value                     $   63,810     $   39,744

    Receivables from participants:
      Loans                                             6,000             --
                                                   ----------     ----------
  Net assets available for benefits                $   69,810     $   39,744
                                                   ==========     ==========

  The accompanying notes are an integral part of these financial statements.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2000 and 1999

                                                       2000           1999
                                                   ----------     ----------
Additions:
   Net appreciation in fair
     value of investments                          $    9,506     $    1,730
   Interest and dividend income                           498            959
   Contributions - employees                           16,170         22,011
   Contributions - employer                             7,348          8,664
                                                   ----------     ----------
Total additions                                        33,522         33,364
                                                   ----------     ----------

Deductions:
   Distributions to participants                        2,088          3,893
   Administrative expenses                              1,368            118
                                                   ----------     ----------
Total deductions                                        3,456          4,011
                                                   ----------     ----------

Net additions prior to transfers
     and other changes                                 30,066         29,353

Net transferred out (Note 6)                                -        (12,250)
                                                   ----------     ----------
Net additions                                          30,066         17,103

Net assets available for benefits,
     beginning of year                                 39,744         22,641
                                                   ----------     ----------
Net assets available for benefits,
     end of year                                   $   69,810     $   39,744
                                                   ==========     ==========

The accompanying notes are an integral part of these financial statements

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------
(1)    Description of the Plan

       The following description of the FMC Puerto Rico Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan text for a more complete description of the Plan's provisions.

       The Plan name was changed January 1, 2000. Formerly, the Plan was known as the FMC Puerto Rico Thrift and Stock Purchase Plan.

       (a)  General

       The Plan is a qualified profit-sharing plan containing cash or deferred arrangements under Section 1165(a) of the Internal Revenue Code, which covers all permanent full-time and part-time employees of the Puerto Rico Branch of FMC International AG (the Company), a wholly owned subsidiary of FMC Corporation (FMC), working in Puerto Rico (other than employees who generally reside or work outside of Puerto Rico and employees covered by certain collective bargaining agreements). Such employees are eligible to participate in the Plan immediately after commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan's inception was effective January 1, 1998, and it was amended and restated effective January 1, 2000 to reflect Plan changes and changes in the Internal Revenue Code. The Company has delegated the authority to act as the Plan administrator to the FMC Corporation Employee Welfare Benefits Plan Committee (the Committee).

       (b)  Contributions

       Participants may elect to have their annual compensation reduced by up to $8,000, subject to adjustments to reflect changes in the cost of living, but not by more than 10% of their total compensation in the aggregate. The aggregate amount of such reductions is contributed to the Plan trust on a pretax basis. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions, or in addition to the maximum pretax contributions of $8,000 (but not more than 20% of their total compensation in the aggregate). The Company makes matching contributions ranging from 15% to 80% of the portion of those contributions not in excess of 4% of each participant's compensation (Basic Contribution), regardless of the $8,000 limit on pretax contributions. At December 31, 2000, six current and former employees participated in the Plan.

       (C)  Trust and Record Keeping

       The Committee and Banco Popular de Puerto Rico (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. Fidelity Institutional Retirement Services Company is the Plan's record keeper (the Record Keeper) and acts as an agent for the Trustee.

       (D)  Investment options

       Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments in any of the following investment options:

       1)  FMC Stock Fund - Funds are invested in common stock of FMC
           Corporation.

       2) Managed Income Portfolio - Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund's investment manager. For the plan years ending December 31, 2000 and December 31, 1999, the effective annual yield was approximately 5.68% and 5.80%, respectively.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------

       3) Clipper Fund - Funds are invested in common stocks that are considered undervalued by the fund manager and in long-term bonds.

       4) Mutual Qualified Fund (Z) - Funds are invested primarily in common and preferred stocks that are considered undervalued by the fund manager.

       5) Sequoia Fund - Fund investments are concentrated in a relatively small number of mostly U.S.-headquartered companies with long-term growth potential.

       6) Fidelity Puritan Fund - Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

       7) Fidelity Blue Chip Growth Fund - Funds are invested primarily in common stocks of well-known and established companies.

       8) Fidelity Low-Priced Stock Fund - Funds are heavily invested in undervalued stocks or out-of-favor stocks.

       9) Fidelity Diversified International Fund - Funds are invested primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

      10) Retirement Government Money Market Portfolio - Funds are invested in short-term obligations of the U.S. Government or its agencies.

      11) Fidelity U.S. Equity Index Pool Fund - Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.


       All Company contributions to the Plan are invested by the Trustee in the FMC Stock Fund and are credited to the respective accounts of the employees participating in the Plan.

       Prior to February 26, 2001, participants could change their investment options and move their account balances within the funds as frequently as they chose except with respect to employee Basic Contributions to the FMC Stock Fund, where the value of the account could be moved once a year after a participant reached age 50, and Company contributions, which could not be moved to other funds. Effective February 26, 2001, participants were given the ability to move account balances with respect to employee Basic Contributions to and from the FMC Stock Fund at any time.

       (e)  Vesting

       Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company's contributions and related earnings is based on years of service. A participant is 100 percent vested after five years of service.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------

       (f)  Payment of Benefits

       Upon termination of service or attainment of age 59-1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants whose accounts are valued at not less than $5,000 may, upon termination, elect to defer their lump sum distribution or receive annual installments over not more than 20 years. If a participant is not fully vested in the Company's contributions to his or her account on the date of termination of his or her employment, the non-vested portion is forfeited. Such forfeitures are used to pay certain administrative expenses of the Plan and to reduce future Company contributions to the Plan.

       (g)  Expenses

       The compensation and expenses of the Trustee and the Record Keeper are paid by the Company using funds from forfeited non-vested accounts. Certain other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided in the Plan.

       (h)  Withdrawals and Loans

       The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50 percent of the participant's vested account balance. Loans are secured by the participant's vested account balance and must be repaid over 60 months with interest at the announced Stable Income Fund rate or some other reasonable rate as determined by the Company. At December 31, 2000, a loan of $6,000 was outstanding.

       (i)  Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100 percent vested in their account balances.

       (j)  Forfeited Accounts

       At December 31, 2000, forfeited non-vested accounts totaled $1,367. These accounts will be used to reduce future employer contributions or for certain Plan administration expenses. During 2000, the Plan expenses of $1,305 were paid from forfeited non-vested accounts.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------
(2)  Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the Plan:

     (a)  Basis of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

     (b)  Investment Transactions

     Security transactions are recorded in the financial statements on a settlement-date basis, which does not differ materially from a trade-date basis.

     (c)  Valuation of Investments

     Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value which approximates market value.

     (d)  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan's financial position or results of operations.

     (e)  Recent Accounting Pronouncement

     Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, is effective for the Plan's financial statements beginning January 1, 2001. Adoption of SFAS No. 133 is not expected to have a material impact on the Plan's financial position or results of operations.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------
(3)  Investments and Basis of Allocation

     Investments at fair value which represent 5 percent or more of the Plan's net assets available for benefits are separately identified below:


----------------------------------------------------------------------------------------------------
                                                                                 December 31,
                                                                     -------------------------------
                                                                          2000                  1999
----------------------------------------------------------------------------------------------------
   FMC Stock Fund                                                    $  55,532             $  29,300
   Fidelity Blue Chip Growth Fund                                        2,392                     -
   Retirement Government Money Market Portfolio                          1,997                     -
   Sequoia Fund                                                              -                 3,031
   Mutual Qualified Fund (Z)                                                 -                 3,380
----------------------------------------------------------------------------------------------------

During 2000 and 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

----------------------------------------------------------------------------------------------------

                                                                           Year ended December 31,
                                                                     -------------------------------
                                                                         2000                   1999
----------------------------------------------------------------------------------------------------
   FMC Stock Fund                                                       10,115                 2,299
   Clipper Fund                                                            (21)                  (26)
   Mutual Qualified Fund (Z)                                               (73)                  (47)
   Sequoia Fund                                                           (188)                 (597)
   Fidelity Puritan Fund                                                   (14)                  (10)
   Fidelity Blue Chip Growth Fund                                         (266)                 (218)
   Fidelity Low-Priced Stock Fund                                           (1)                   (3)
   Fidelity Diversified International Fund                                 (25)                  292
   Fidelity U. S. Equity Index Pool Fund                                   (21)                   40
----------------------------------------------------------------------------------------------------
                                                                     $   9,506               $ 1,730
----------------------------------------------------------------------------------------------------

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------
(4)  Non-participant Directed Investments

     Non-participant directed investments are composed of forfeited non-vested balances that have not been allocated to participant accounts. These accounts, totaling $1,367 and $2,582 at December 31, 2000 and 1999, respectively, are included in the Managed Income Portfolio.

     Changes in the non-participant directed investments during 2000 were:

         Non-participant directed assets at December 31, 1999             $ 2,582
         Dividend income                                                       90
         Non-vested forfeited accounts                                          -
         Forfeitures used to reduce company contributions                       -
         Forfeitures used for plan expenses                                (1,305)
---------------------------------------------------------------------------------
         Non-participant directed investments at December 31, 2000        $ 1,367
---------------------------------------------------------------------------------

(5)      Income Taxes

         The Plan was amended and restated effective January 1, 2000 to change its name, and to reflect other Plan changes and changes in the Internal Revenue Code.

         The Company receives a Federal income tax deduction for its contributions to the Plan. Participating employees are not subject currently to Federal income tax on their elective contributions, Company contributions, appreciation in the Company's common stock, income, and other items allocated to their individual accounts. Individual participants are taxed on such items at the time of distribution from the Plan.

(6)      Plan Merger and Asset Transfers

         In February 1999, accounts valued at $12,250 for certain employees were transferred from the Plan to the FMC Employees Saving and Investment Plan as a result of transfers and turnover.


(7)      FMC's Plan for Reorganization

         In October 2000, FMC's management announced that it was initiating a strategic reorganization that ultimately is expected to split the company into two independent publicly traded companies-a machinery business and a chemicals business.

         The machinery company will be named FMC Technologies, Inc. (Technologies) and will include FMC's Energy Systems and Food and Transportation Systems businesses. The chemicals company will be comprised of FMC's Specialty Chemicals, Industrial Chemicals and Agricultural Products businesses and will continue to operate as FMC Corporation.

         Technologies completed an initial public offering of slightly less than 20 percent of its common stock on June 14, 2001. Subject to market conditions, final board approval and a favorable ruling from the Internal Revenue Service, FMC intends to make a tax-free distribution of its remaining interest in Technologies by the end of 2001.

         Because all participants in the Plan are employees of Technologies, the Plan's sponsorship will be retained by Technologies and the Plan is expected to continue after the distribution.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN                        Schedule 1
                                                                   ----------
Schedule of Assets Held for Investment Purposes

December 31, 2000


====================================================================================================================================
                                                        Description of investment including                      Current value
     Identity of issue, borrower, lessor                  maturity date, rate of interest                       at December 31,
          or similar party                               collateral, par, or maturity value                           2000
------------------------------------------------------------------------------------------------------------------------------------
     FMC Stock Fund (FMC Common Stock)               FMC Corporation Stock
        Party in Interest                            approximately 775 shares                                      $ 55,532


     Managed Income Portfolio                        Portfolio includes investment contracts
                                                        offered by major insurance companies
                                                        and other approved financial institutions                     1,367

     Mutual Qualified Fund (Z)                        Stock Long-term Growth Fund                                     1,317

     Sequoia Fund                                     Stock Long-term Growth Fund                                       695

     Fidelity Blue Chip Growth Fund                   Large Companies Stock Fund                                      2,392

     Fidelity Diversified International Fund          Growth Mutual Fund of Foreign Companies                           510

     Retirement Government Money Market Portfolio     Money Market Mutual Fund                                        1,997

     Participant's loan receivable                    Rate of interest 5.68%                                          6,000

------------------------------------------------------------------------------------------------------------------------------------
     Total assets held for investment purposes                                                                     $ 69,810
====================================================================================================================================

     See accompanying independent auditors' report.

EXHIBIT INDEX


NUMBER IN
EXHIBIT TABLE  DESCRIPTION
-------------  -----------
10.1 FMC Puerto Rico Savings and Investment Plan (as Amended and Restated Effective as of January 1, 2000)

23.1           Consent of Independent Certified Public Accountants (KPMG LLP)